EXHIBIT 99.1
NewsRelease

TransCanada Awarded Contract to Build US$1 Billion
Natural Gas Pipeline in Mexico

CALGARY, Alberta – November 1, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its Mexican subsidiary, Transportadora de Gas Natural del Noroeste, has been awarded the contract to build, own and operate the El Encino-to-Topolobampo Pipeline (Topolobampo Pipeline) in Mexico by the Comisión Federal de Electricidad (CFE), Mexico’s federal power company.

TransCanada expects to invest approximately US$1 billion in the Topolobampo Pipeline project, which is supported by a 25-year natural gas transportation service contract with the CFE. The 30-inch diameter pipeline will be approximately 530 kilometres (329 miles) long and have contracted capacity of 670 million cubic feet per day.  It is anticipated the project will be in-service in the third quarter of 2016.

“Mexico’s government is engaged in a comprehensive plan to expand the nation’s electrical grid and generating capacity, and much of that generation will be natural gas-fired,” said Russ Girling, TransCanada’s president and chief executive officer.  “This award is another example of TransCanada’s commitment to help develop Mexico’s energy infrastructure in a sustainable and cost-efficient manner.”

The Topolobampo Pipeline begins in El Encino, in the state of Chihuahua, and terminates in Topolobampo, in the state of Sinaloa, interconnecting with other pipelines that are expected to be built as a result of separate bid processes by the CFE.

“This project is a response to a CFE invitation to bid. As Mexico makes the transition from fuel oil to cleaner-burning natural gas, there will be additional opportunities for TransCanada,” Girling said. “These opportunities are consistent with our strategy to build long life infrastructure, underpinned with long-term contracts.”

Girling said TransCanada has welcomed the opportunity to bid on a number of CFE pipeline proposals through a transparent, fair and comprehensive process. TransCanada has already built and is operating the Guadalajara and Tamazunchale pipelines and will soon break ground on a Tamazunchale Pipeline Extension.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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